3 MINUTE MANAGEMENT, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
3 Minute Management, LLC
Tulsa, Oklahoma

We have reviewed the accompanying financial statements of 3 Minute Management, LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 2, 2021

3 MINUTE MANAGEMENT, LLC
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	6,551
Accounts receivable, net		3,250
TOTAL CURRENT ASSETS		9,801
PROPERTY AND EQUIPMENT		
Property and equipment, net		5,596
OTHER ASSETS		
Intangible assets		36,022
		36,022
TOTAL ASSETS	$	51,419

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	22,490
Accrued expenses		4,407
PPP loan		89,800
TOTAL CURRENT LIABILITIES		116,697
LONG-TERM LIABILITIES		
Note payable - related party		72,627
Convertible note		60,000
TOTAL LONG-TERM LIABILITIES		132,627
TOTAL LIABILITIES		249,324
MEMBERS' EQUITY		
Members equity		300,000
Accumulated deficit		(497,905)
TOTAL MEMBERS' EQUITY		(197,905)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	51,419

See independent accountant's review report and accompanying notes to financial statements.

3 MINUTE MANAGEMENT, LLC
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	22,908
COST OF GOODS SOLD		-
GROSS PROFIT		22,908
OPERATING EXPENSES		
Advertising and marketing		13,653
Depreciation and amortization		5,478
General and administrative		70,794
Legal and professional		12,197
Payroll expenses		193,244
TOTAL OPERATING EXPENSES		295,366
NET OPERATING INCOME		(272,458)
OTHER EXPENSES		
Interest expense		(1,875)
TOTAL OTHER EXPENSES		(1,875)
NET LOSS	$	(274,333)

See independent accountant's review report and accompanying notes to financial statements.

3 MINUTE MANAGEMENT, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Members' Equity	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	$ 250,000	$ (223,572)	$ 26,428
Contributions by members	50,000	-	$ 50,000
Net loss	-	(274,333)	$ (274,333)
ENDING BALANCE, DECEMBER 31, 2020	$ 300,000	$ (497,905)	$ (197,905)

See independent accountant's review report and accompanying notes to financial statements.

3 MINUTE MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	**$ (274,333)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	**5,478**
(Increase) decrease in assets:	
Accounts receivable	**(3,250)**
Prepaid expenses and other current assets	**3,788**
Increase (decrease) in liabilities:	
Accounts payable	**15,054**
Accrued expenses	**(15,480)**
CASH USED FOR OPERATING ACTIVITIES	**(268,743)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	**(33,053)**
CASH USED FOR INVESTING ACTIVITIES	**(33,053)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of convertible notes payable	**60,000**
Issuance of PPP loan	**89,800**
Issuance of notes payable - related party	**72,627**
Member contributions	**50,000**
CASH PROVIDED BY FINANCING ACTIVITIES	**272,427**
NET INCREASE (DECREASE) IN CASH	**(29,369)**
CASH AT BEGINNING OF YEAR	**35,920**
CASH AT END OF YEAR	**$ 6,551**

CASH PAID DURING THE YEAR FOR:	
INTEREST	**$ -**
INCOME TAXES	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    3 Minute Management, LLC (the "Company") was organized in the State of Oklahoma on April 17, 2018. The Company is doing business as Me in 3. The Company was formed to assist job seekers in finding employment and job creators in finding quality employees through the use of video screening. Job seeker users are given access to a client site, where they can post and record a video resume, as well as link their social media, experience, and backgrounds. This profile can then be shared with employers directly on the client site or shared through links. Job creators may review profiles, share with colleagues or teams, rank candidates and ultimately contact them for interview opportunities.

    Going Concern
    Since Inception, the Company has relied on funds from member contributions and convertible notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of internally developed software. Intangible assets are amortized over five years. Amortization expense for the year ending December 31, 2020, was $4,002.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Oklahoma.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling subscriptions to job seekers and job creators. The Company's payments are generally collected upfront. For the year ending December 31, 2020, the Company recognized $22,908 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

   New Accounting Pronouncements (continued)
   annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

   In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>**Property and Equipment**</u>

   Property and equipment consisted of the following at December 31, 2020:

   Property and equipment at cost:

Furniture and equipment	$ 7,382
	7,382
Less: Accumulated depreciation	1,786
Total	$ 5,596

4. <u>**Notes Payable – Related Parties**</u>

   During 2020, related parties have provided loans to the Company valued at $72,627. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. <u>**Convertible Notes**</u>

   In 2020 two convertible promissory notes were issued for a total of $60,000 with 8% APRs and maturity dates in 2023. For the year ending December 31, 2020, the Company has recorded $1,875 of accrued interest on these notes.

5.   <u>**Convertible Notes (continued)**</u>

Unless the notes has been converted or satisfied pursuant to the terms of the notes, on the maturity date, all principal and interest on the notes that remain unpaid shall be due and payable.

In the event that the Company issues and sells any membership interests or other equity interest in the Company to investors on or before the date that is six months from the date of the notes, in an arms-length equity financing resulting in gross proceeds to the Company of at least $2,000,000, then the outstanding principal balance of the notes shall automatically convert in whole without any further action by the holders into such units at a conversion price equal to 80% of the per Unit price paid by the Company Investors, such per Unit price being limited by a conversion cap equal to a total pre-money valuation of the Company of $3,500,000. The holders shall also execute all agreements, investor agreements, voting agreements, registration rights agreements and similar agreements entered into by all of the Company Investors in connection with a Qualified Financing. In the event of a Qualified Financing does not occur prior to the date that is two years from the dates of the notes, the holders shall have the option to convert in whole at a Company valuation of $3,500,000 (pre-money); provided however, that should the holders elect not to convert, the notes shall continue in full force and effect.

If a Liquidity Event occurs before repayment or conversion of the notes into equity, the Company will pay the holders an amount equal to 120% of the outstanding principal amount of the notes plus any accrued interest due under the note upon the closing of such a Liquidity Event.

6.   <u>**SBA PPP Loan**</u>

In 2020, the Company received loan proceeds of $89,800 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association, as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The

6.   **SBA PPP Loan (continued)**

Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on April 17, 2018 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

In February 2021, the Company was notified by the Small Business Association that their initial PPP loan, as discussed in Note 6, was fully forgiven.

In February 20201, the Company executed a Convertible Promissory Note Purchase Agreement with an investor for $10,000. The funds have not been received but are expected in the next few days. Once the funds are received, the official note will be executed. The terms of the note will be that of the terms of the Crowdfunding Offering.

The Company is currently offering up to $1,070,000 in convertible notes on the WeFunder platform. These notes offer 8% interest per annum and maturity dates in 2023.

The Company has evaluated subsequent events through March 2, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.